SUB-ITEM 77D

The changes to investment policies described below reflect only changes to investment policies that appear (or appeared) in the Registrant's prospectus. Each Fund's investments remain subject to applicable law and regulation. In addition, the changes below only reflect changes in investment policies and do not necessarily reflect the current investments or investment strategies of a Fund.

1. The Preferred Short-Term Government Securities Fund may invest in corporate bonds, asset backed securities and, to a lesser extent, muncipal securities.